Otis Gallery LLC

335 Madison Ave, 3rd Floor

New York, NY 10017

October 25, 2019

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Scott Anderegg

Re:	Otis Gallery LLC
Offering Statement on Form 1-A Post-qualification Amendment No. 1
Filed September 25, 2019
File No. 024-10951

Ladies and Gentlemen:

We hereby submit the responses of Otis Gallery LLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated October 23, 2019, providing the Staff’s comments with respect to the Company’s Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A (the “Offering Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Post-Qualification Amendment No. 1 to Form 1-A

General

1.	We note that North Capital Private Securities Corporation is acting as the soliciting agent, executing broker and escrow agent in connection with the offering, that North Capital will receive a brokerage fee of 1% of the amount raised through each offering, and that North Capital owns the platform technology that has been licensed to Otis Gallery. Please tell us the basis for your conclusion that North Capital is not an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended. Please also refer to Question 111.01 of our Securities Act Sections Compliance and Disclosure Interpretations, which are available on our website. Please note that if you determine that North Capital is a statutory underwriter, then you must identify North Capital as such on your cover page and revise your offering statement, including your Plan of Distribution, accordingly.

Response: We do not believe that North Capital Private Securities Corporation (“North Capital”) falls within the definition of an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).  Section 111.01 of the Securities Act Sections Compliance and Disclosure Interpretations requires that any market professional - a market maker, specialist, or ordinary broker-dealer - who purchases a registered security as principal from the registrant or who sells that security for the registrant as agent be deemed a statutory underwriter under Section 2(a)(11) of the Securities Act.  North Capital has access to the subscription information provided by potential investors and will serve as broker of record for the offering by processing transactions of potential investors through the technology that our manager licenses from North Capital and provide investor qualification services (e.g. Know Your Customer and Anti Money Laundering checks). The brokerage fee of 1% payable to North Capital is compensation for the investor processing services described above and not for solicitation of investors or for acting as agent in connection with the sale of securities.  Although our agreement with North Capital is referred to as a soliciting agreement and it has provisions in it that indicate that North Capital may solicit investors on our behalf, there is an understanding between us and North Capital that they will not solicit investors on our behalf at this time and that North Capital’s role will be limited to investor processing as described above.  North Capital will not sell any securities on our behalf as agent.  Accordingly, no underwriter has been engaged by us in connection with the offering and neither North Capital nor any other entity, receives a finder’ fee or any underwriting or placement agent discounts or commissions in relation to the offering for underwriting or solicitation services.  Instead, as we disclose in the plan of distribution and elsewhere in the Offering Statement, the Otis Platform, which is owned and operated by our manager (and includes investor processing technology licensed from North Capital), is the only means through which investors may invest in the offered securities.  In order to clarify this point, we will add the following statement to the Plan of Distribution in the Offering Statement.  “Although our agreement with North Capital is called a solicitation agreement and contains provisions indicating that North Capital may solicit investors on our behalf, we have an understanding with North Capital that they will not solicit any investors on our behalf at this time or act as underwriter.  Instead, North Capital’s role in the offering is limited to processing transactions of potential investors through the technology that our manager licenses from North Capital and providing investor qualification services (e.g. Know Your Customer and Anti Money Laundering checks).” If we request North Capital to solicit investors on our behalf in the future as our agent, then they will be able to do so under our existing agreement with them and we will supplement the Offering Statement at that time to reflect on the cover page and elsewhere, including the Plan of Distribution, that North Capital is acting as our underwriter.

U.S. Securities and Exchange Commission

October 25, 2019

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (332) 201-5259 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Otis Gallery, LLC
By: Otis Wealth, Inc., its managing member

By:	/s/ Michael Karnjanaprakorn
Michael Karnjanaprakorn
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.